Exhibit (a)(11)

March 12, 2014

Dear Glyn:

I am writing to follow up on my letter of February 26, 2014. It has now been two weeks since your letter to me indicating that the Aspen Board of Directors would evaluate and respond to Endurance’s proposal. Moreover, it has been six weeks since I first contacted Chris O’Kane regarding our proposal. We believe that ample time has passed for review of Endurance’s proposal and that it is now time to commence substantive discussions so that we can attain the beneficial result for our respective shareholders set forth in Endurance’s proposal.

As noted in my letter of February 18, 2014, Endurance’s proposal (i) provides shareholders of Aspen with a significant premium to Aspen’s current share price, (ii) delivers a valuable option for Aspen’s shareholders to elect to receive cash or Endurance shares and (iii) is supported by committed financing. We are confident that Aspen’s shareholders would react quite favorably to Endurance’s proposal.

I remain available at your convenience to discuss any questions you or your fellow directors may have regarding Endurance’s proposal. Additionally, should you, your fellow directors or your advisors wish to discuss further the details of the proposal, please feel free to contact Eric Bischof, Managing Director of Morgan Stanley (212-761-7811 | eric.bischof@morganstanley.com).

We remain fully committed to the proposed transaction and look forward to commencing substantive discussions with Aspen regarding our proposal as soon as possible.

Yours sincerely,

/s/ John R. Charman

John R. Charman

Chairman and Chief Executive Officer

Endurance Specialty Holdings Ltd.